100 Oliver St Boston, MA 02110-2605 +1 617 728 7100 Main +1 617 275 8374 Fax www.dechert.com EDWIN BATISTA edwin.batista@dechert.com +1 617 728 7165 Direct +1 617 275 8383 Fax

August 8, 2025

VIA EDGAR

Christopher Bellacicco

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549-4644

Re:	Goldman Sachs Trust II (the “Registrant”)

File Nos. 033-185659 and 811-22781

Post-Effective Amendment No. 142 to the Registration Statement on Form N-1A

Dear Mr. Bellacicco:

This letter responds to comments you provided to Leah Herring and me of Dechert LLP during a telephonic discussion on July 3, 2025 with respect to your review of Post-Effective Amendment No. 142 (the “Amendment”) to the Registrant’s registration statement filed with the U.S. Securities and Exchange Commission (“SEC”) on May 20, 2025. The Amendment was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, for the purpose of purpose of registering shares of the Multi-Manager High Yield Bond Fund, a new series of the Registrant (the “Fund”). We have reproduced your comments below, followed by the Registrant’s responses.

General

1.

Comment: The Staff reminds the Registrant that it and its management are responsible for the accuracy and adequacy of the Registrant’s disclosures. Please respond to our comments in writing and file your responses as correspondence on EDGAR with sufficient time to review your responses prior to the 485(b) filing. Where a comment asks for revised disclosure or revisions are contemplated by your response, please provide draft disclosure with your letter.

Response: The Registrant acknowledges the comments and has addressed them accordingly.

Prospectus

2.

Comment: With respect to the “Summary—Principal Investment Strategies” section, disclose whether there are any limits on maturity or duration for the fixed income securities in which the Fund may invest.

Response: Although the Fund’s investments in fixed income securities are not subject to maturity limitations, the Fund’s Underlying Managers may be subject to duration limits with respect to the portion of assets they manage. The Registrant will revise the Fund’s disclosure to clarify that the Fund may invest in fixed income securities of any maturity.

* * * * * * *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at 617.728.7165 if you wish to discuss this correspondence further.

Sincerely,

/s/ Edwin Batista
Edwin Batista

cc:	Mohamed Elbarkatawy, Goldman Sachs Asset Management, L.P.

Brenden P. Carroll, Dechert LLP

Leah Herring, Dechert LLP

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